Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

June 16, 2011

David Burton
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Trimble Navigation Limited
SEC Comment Letter dated May 26, 2011

Dear Mr. Burton

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated May 26, 2011 on the Company’s Form 10-K for the fiscal year ended December 31, 2010 and filed March 1, 2011.

Form 10-K for fiscal year ended December 31, 2010

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 29

 — Revenue Recognition, page 29

1.	We note your disclosure that if no precise point of delivery of goods to the carrier is indicated by the buyer, you may choose within the place or range stipulated where the

Securities and Exchange Commission
June 16, 2011

carrier will take the goods into carrier's charge." With a view towards enhanced disclosures in future filings, please more specifically explain this disclosure. Clarify if delivery is considered to occur upon your delivery to the place where the carrier will take the goods into carrier's charge, or if delivery occurs when the carrier takes the goods into its charge from the place determined by you.

Response:

In the rare instances where no precise point of delivery of goods to the carrier is indicated by the buyer, we consider delivery to have occurred when the carrier takes the goods into its charge from the place determined by us. In future filings, we will replace the existing disclosure with the following:

“If no precise point is indicated by the buyer, delivery is deemed to occur when the carrier takes the goods into its charge from the place determined by the Company.”

2.
We note your disclosure that "[D)istributors and resellers do not typically have a right of return." Please tell us and revise future filings to explain the situations where your distributors and resellers have a right of return. Describe the nature of the right of return that you offer how you account for the right of return and the nature of significant estimates and judgments involved in accounting for the right of return.

Response:

Historically, the Company has not provided distributors and resellers with a right of return. On very rare occasions, when a product has not functioned as specified, the Company has allowed a return right on a specific customer sale.  Again, such returns were allowed in very few isolated instances during the periods presented. In such cases, all revenue was deferred and was recognized in accordance with accounting guidance for sales of product when right of return exists.

In future filings, we will replace the existing sentence as follows:

“Distributors and resellers do not have a right of return.”

Results of Operations, page 33

3.
Please tell us and revise future filings to discuss in concrete, specific terms the causes underlying the material changes to the line items you disclose, and quantify, if possible, the impact of new products. For example, you attribute the increased sales in your Engineering and Construction segment to a "return to growth," but it appears from management's earnings call that such results reflected increased revenues from your heavy and highway business, and that your results in this segment have been constrained by your performance in the residential and commercial construction markets. Likewise,

Securities and Exchange Commission
June 16, 2011

you note increased farmer demand as the cause for improved sales in your Field Solutions segment, though it is unclear from your disclosure what fueled that demand. However, we note from management's earnings call that the farm economy is strong and you have benefited from cash-rich farmers.

Response:

In future filings, we will clarify the underlying reasons for the changes to the line items we disclose.  As a sample of this language, under our 2010 10-K MD&A, the first paragraphs under the Engineering and Construction and Field Solutions in the Results of Operations section would read as follows:

Engineering and Construction revenue increased by $140.5 million, or 24%, while segment operating income increased by $52.7 million, or 90.4%, for fiscal 2010 as compared to fiscal 2009.  The revenue increase reflected recovery and growth across the U.S. and rest of world markets for survey, construction, and geospatial product lines.  Although residential and commercial construction in the United States and Europe did not significantly contribute to the growth in fiscal 2010, construction product sales associated with the building of highway infrastructure were robust.  Operating income increased primarily due to higher revenue and increased operating leverage.

Field Solutions revenue increased by $26.4 million, or 9%, while segment operating income increased by $11.9 million, or 11.4% for fiscal year 2010 as compared to fiscal 2009.  The increase in revenue was driven primarily by increased farmer demand for agricultural products.  Generally, corn and soybean commodity prices were higher in 2010 as compared to 2009, resulting in a robust farm economy and increased spending by farmers for our agriculture productivity products.

Additionally, in future filings, the Company will quantify the impact of any new product introduction to the extent it has a material impact on the Company’s results of operations for the periods presented. We note, however, that the Company has approximately 470 major products and introduces many new products in any quarterly period. The vast majority of these will not result in a material impact on the Company’s operating results or any of its reportable segments’ results of operations for the periods presented.

4.
We note throughout your discussion of operating expenses that you attribute changes to acquisitions, compensation expenses, foreign currency and other costs. In order to provide greater insight into the results of operations, please revise your discussion in future filings to quantify the effects of each item cited in your discussion.

Response:

In future filings, we will quantify the individual factors significant to a material change in the Company’s financial results when multiple factors contribute to such change and quantification is practicable. As a sample of this language, under our 2010 10-K MD&A

Securities and Exchange Commission
June 16, 2011

Research and Development, Sales and Marketing, and General and Administrative Expense section, the paragraph for research and development expenses would read as follows:

Research and development expense increased by $13.5 million in fiscal 2010, as compared to fiscal 2009, primarily due to the impact of new R&D expense of $4.5 million as a result of acquisitions, a $2.9 million increase in compensation-related expense, a $2.2 million increase in R&D material costs and a $1.5 million increase due to foreign currency exchange rates.

Liquidity and Capital Resources, page 40

5.	We note your disclosures regarding your debt covenants. Please revise future filings to disclose your most restrictive debt covenant.

Response:

The Company confirms that its most restrictive debt covenants arise from the credit agreement among the Company, its subsidiary borrowers, the lenders and JPMorgan Chase Bank, N.A., as administrative agent, dated May 6, 2011. Pursuant to this agreement, the Company must maintain as of the end of each fiscal quarter a ratio of (a) EBITDA (as defined in the credit agreement) to (b) interest expenses for the parent company and its consolidated subsidiaries for the most recently ended period of four fiscal quarters of not less than 3.5 to 1. The Company must also maintain, at the end of each fiscal quarter, a ratio of its (x) total indebtedness to (y) EBITDA (as defined in the credit agreement) for the most recently ended period of four fiscal quarters of not greater than the applicable ratio set forth in the table below; provided, that on the completion of a material acquisition, the Company may increase the applicable ratio in the table below by 0.25 for the fiscal quarter during which such acquisition occurred and each of the three subsequent fiscal quarters.

FISCAL QUARTER ENDING	LEVERAGE RATIO
Prior to March 30, 2012	3.50 to 1
On and after March 30, 2012 and prior to June 29, 2012	3.25 to 1
On and after June 29, 2012	3 to 1

The Company would have been compliant with those restrictive covenants for the fiscal quarter ended April 1, 2011 had the credit agreement been in effect at such date and we anticipate continued compliance with these restrictive covenants. In future filings, the Company will disclose its most restrictive debt covenants and will indicate whether the Company is in compliance with those covenants at the end of the relevant reporting period.

6.	Please tell us about, and revise future filings to describe, any material impediments to your ability to access sources of liquidity and the resulting ability to meet your short and

Securities and Exchange Commission
June 16, 2011

long-term liquidity needs. For example, tell us and revise future filings to describe the impact on your liquidity of the cash amount you have indefinitely reinvested outside the United States, as disclosed on page 74.

Response:

For the fiscal year ended December 31, 2010, roughly half of the Company’s positive cash flow came from operations within the U.S., and the other half from foreign operations, most of which were generated by CV. A significant portion of the Company’s foreign earnings continue to be permanently reinvested in its foreign subsidiaries and it is anticipated this reinvestment will not impede the short or long-term cash needs at the parent company level. There are no other material impediments to the Company’s ability to access sources of liquidity and its resulting ability to meet short and long-term liquidity needs, other than the covenants under the credit agreement described in response to comment 5 above and the tax costs of remitting foreign earnings back to the U.S.

Outside of ordinary operations, the Company’s significant cash outlays came from repurchasing stock, debt servicing and acquisitions. If a significant and previously unforeseen cash need arises in the U.S., the Company will evaluate funding alternatives, including (1) cash held by itself and its subsidiaries in the U.S., (2) increasing commercial borrowings through existing credit lines, which currently have significant availability, or new lines of credit, (3) cash held by its foreign subsidiaries, (4) issuing debt securities, and (5) issuing additional equity. The potential use of foreign cash on hand is weighed against the cash needs in the foreign locations. Additionally, the Company evaluates the ability to repay debt and assesses which entities within the consolidated group are in the best position to service the debt with cash generated from operations. With respect to the cash held by foreign subsidiaries, if, during the development of the funding plan, (A) the Company determines that the significant, previously unforeseen cash need that has arisen in the U.S. takes priority over the foreign cash needs and (B) the Company believes that the foreign cash can be repatriated to the U.S. in a manner substantially free of incremental tax, then the Company will change its indefinite reinvestment position with respect to this cash.

In response to the Staff’s comment, the Company will modify its disclosure related to the repatriation of foreign earnings and income taxes within the Liquidity section of Management’s Discussion and Analysis in our next Form 10-Q, as included below.

Repatriation of Foreign Earnings and Income Taxes

A significant portion of our foreign earnings continue to be permanently reinvested in our foreign subsidiaries and it is anticipated this reinvestment will not impede cash needs at the parent company level. In our determination of which foreign earnings are permanently reinvested, we consider numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of the foreign subsidiaries, and the tax consequences of remitting the foreign earnings back to the U.S.

Securities and Exchange Commission
June 16, 2011

There are no other material impediments to our ability to access sources of liquidity and our resulting ability to meet short and long-term liquidity needs, other than the covenants under the Credit Agreement and the tax costs of remitting foreign earnings back to the U.S.

7.
Please tell us and revise future filings to describe the primary drivers of your operating cash flows. For example, you refer here to decreased operating cash flows resulting from an increase in inventory spending, but it is unclear why inventory spending increased or to what segment or segments that increase relates.

Response:

In future filings, we will include additional discussion explaining the reason behind the operating cash flow drivers during the period. As a sample of this language, under the Liquidity and Capital Resources section of our 2010 10-K MD&A, we would expand the discussion about how the increase in inventories impacted the operating cash flows as follows:

The increase in inventories during fiscal 2010 was primarily attributable to our Engineering and Construction segment and was due to an increase in revenue.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 42

8.
We note your presentation of non-GAAP financial measures. We note your discussion regarding the nature of the items you exclude from the non-GAAP measures, however, we do not see where you have provided the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for each non-GAAP financial measure you present. Please revise future filings to provide the required disclosure.

Response:

As mentioned above, we discussed the non-GAAP measures provided in our 10-K and the general reasons that the non-GAAP adjustments have been excluded within the introduction to our Reconciliation of GAAP to Non-GAAP Financial Measures.  In future filings and earnings releases the Company will include a discussion for each non-GAAP financial measure separately.  We intend to follow the presentation format attached as Exhibit A, where we have expanded the explanatory notes within the “GAAP to Non-GAAP Reconciliation”.  We believe we have followed the guidance contained in Item 10(e)(1)(i)(C) of Regulation S-K as we now include an explanation about why we believe each of our non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations.  Our management does not significantly rely on these non-GAAP financial measures for any additional purposes that would need to be disclosed pursuant to Item 10(e)(1)(i)(D) of Regulation S-K.

Securities and Exchange Commission
June 16, 2011

9.
We note from your disclosure that you exclude "non-recurring acquisition costs" and "non-recurring tax charges/benefits." Please explain to us how your presentation of these items, including your use of the term "non-recurring," complies with Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:

As noted in the explanatory notes within the “GAAP to Non-GAAP Reconciliation”, the items that we consider “non-recurring acquisition costs” are external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs.  Also included are acquisition related items, such as a gain on bargain purchase, adjustments to the fair value of earnout liabilities and payments made or received to settle earnout and holdback disputes.  Item 10(e)(1)(ii)(B) of Regulation S-K says that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Although we have completed numerous acquisitions, the costs that have been excluded from the non-GAAP measures are costs specific to those particular acquisitions.  These are one-time costs that vary significantly in amount and timing and we believe are not reflective of our core operating performance. In the future, we will remove the term, “non-recurring”, from the description of this non-GAAP reconciling item.

The “non-recurring tax charges/benefits” are the result of a settlement with the IRS related to its audits of our income tax returns for the years 2005 through 2007.  As part of the audit, the IRS examined and adjusted the valuation and payment arrangement for the 2006 non-exclusive license of specified Trimble intellectual property rights to a foreign-based Trimble subsidiary. The consideration for this license was to be paid over time and was established based on our estimate of the ongoing royalties that would have been received in a similar license arrangement to an unrelated third-party licensee. Pursuant to the audit settlement, we agreed to revise the valuation and to accelerate the payments under the existing royalty arrangement resulting in a net impact of $27.5 million in the second quarter of 2010.  During 2010, we also released $7.6 million of our deferred tax asset valuation allowance related to our foreign net operating losses.  These are one-time costs that vary significantly in amount and timing and we believe are not reflective of our core operating performance. In the future, we will remove the term, “non-recurring”, when discussing those items to be excluded from our non-GAAP measures.

Note 2.  Accounting Policies, page 52

— Revenue Recognition, page 54

10.
We note your disclosures here regarding your early adoption of revenue accounting guidance related to arrangements with multiple deliverables. Please provide us with additional details regarding your consideration of paragraph 605-25-25-5 of the FASB

Securities and Exchange Commission
June 16, 2011

Accounting Standards Codification. Specifically, explain how you considered whether each of the delivered elements have value to the customer on a standalone basis.

Response:

We consider delivered item or items as a separate unit of accounting if all of the following criteria are met in accordance with paragraph 605-25-25-5 of the FASB Accounting Standards Codification:

a.  The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

For our product offerings that are under the scope of ASU 2009-13 and paragraph 605-25-25-5, the delivered items generally include hardware, hardware with embedded firmware or in some cases, installation services.

Trimble’s delivered hardware elements are generally offered and sold separately to our customers and do not require integration with another element to provide for a different functional result.  For certain hardware sold along with ongoing subscription services, we took into consideration the fact that there are comparable hardware products being sold on a standalone basis by Trimble as well as external competitors.  In addition, we identified instances whereby such hardware products are also sold on the aftermarket at values that are higher than scrap value of the products.  Trimble also sells replacement hardware units to its customers on a standalone basis after the standard warranty period expires.

In addition to the above considerations regarding the hardware products, we also considered that our customer agreements do not impose any restrictions on the use of the hardware on a standalone basis or with applications provided by another vendor. Our customer contracts also do not impose any restrictions on the resale of our hardware products.

With regards to our installation services, similar services are sold separately by other vendors or our customers can perform installation in-house using their own internal technical resources.

Our sales arrangements do not include a general right of return relative to the delivered hardware elements or installation services.

Securities and Exchange Commission
June 16, 2011

Based upon the above considerations, we determined that our delivered elements have value to the customer on a standalone basis.

Note 12. Income Taxes, page 72

11.
With a view towards enhanced disclosures in future filings, please explain the reasons for the increased impact of the foreign rate differential in your rate reconciliation table on page 73 in 2010 compared to 2009.

Response:

The foreign rate differential in the rate reconciliation table increased from $8 million in fiscal 2009 to $34 million in fiscal 2010 due to: (1) the increase in earnings in foreign jurisdictions where the tax rate is lower than the U.S. statutory tax rate and (2) the cessation of the payment arrangement for the 2006 non-exclusive license of specified Trimble intellectual property rights to a foreign-based Trimble subsidiary as a result of the IRS settlement in May 2010.

For future filings, we will enhance our disclosures when there is a significant change in the foreign tax rate differential.

Item 11. Executive Compensation, page 85

12.
In future filings, please incorporate by reference all required disclosure. We note, for example, that you did not incorporate the information under the caption "Non-Employee Director Compensation" from your Schedule 14A even though the disclosure is required by Item 402 of Regulation S-K.

Response:

In future filings, the Company will incorporate by reference all disclosure, including the Non-Employee Director Compensation information, required by Item 402 of Regulation S-K.

13.
Please tell us and revise future filings to clarify how you reached the "% of target" and actual bonus amounts paid, as disclosed on page 24 of your definitive proxy statement. As one example only, it appears that two corporate quarterly operating income targets were missed, two were exceeded while the full year target was also exceeded by less than 10%. Given this, it is unclear how you determined Mr. Berglund's % of target bonus was 250%.

Response:

The Company’s management incentive plan (“MIP”) uses a formula that considers the extent to which a named executive officer’s actual operating income results exceed the

Securities and Exchange Commission
June 16, 2011

named executive officer’s operating income target. For purposes of the MIP, operating income means: (i) with respect to a sector or division, operating income for that sector or division; and (ii) with respect to the Company, operating income for the Company adjusted for amortization of intangible, restructuring and infrequent charges.

The MIP formula is not a one to one ratio between the percentage by which the operating income target was exceeded and the percentage of bonus paid to the executive.  The table below shows the minimum percentage of growth in operating income versus the operating income for the prior year that is required for each level of payout under the MIP for Mr. Berglund.  In order to be eligible to receive 100% of his target bonus, the Company’s annual operating income must have been 114.2% of the prior year’s annual operating income.  In order to receive 300% of his target bonus, the Company’s annual operating income must have exceeded the prior year’s annual operating income by 135.5%. For the 2010 year, Mr. Berglund’s payout under the MIP was 250% of his target bonus, which represents an increase of 128% in the Company’s annual operating income over the prior year. In future filings, we will provide additional information about the minimum and maximum payouts, shown as a percentage of growth in operating income over the prior year, for the named executive officers in substantially the format shown below.

Operating Income Growth% (vs. Prior Year)	Target %
98.8%	0.0%

114.2%	100.0%

124.8%	200.0%

128.0%	250.0%

135.5%	300.0%

14.
The last paragraph on page 22 of your definitive proxy statement indicates that you established goals related to revenue and operating income as a percentage of revenue, contrary to the table on page 24. Please reconcile and revise future filings.

Response:

Securities and Exchange Commission
June 16, 2011

In order to receive any incentive bonus payment under the Company’s management incentive plan (“MIP”), annual revenue and operating income margin thresholds must be met. In 2010, the annual revenue and operating income margin thresholds under the Company’s MIP were met for each named executive officer except for Mr. Harrington.  In future filings, we will include information stating whether or not the annual revenue and operating income margin thresholds were met for each named executive officer. As a sample of this information for 2010, we have included the table below:

	Operating Income Targets (M$)					Operating Income Results (M$)						2010 Award			2009	2008
Name	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3	Q4	2010	Annual Revenue & Operating Margin Thresholds Met	Target (K$)	Actual (K$)	% of Target	% of Target	% of Target
Steven W. Berglund	47	49	42	41	181	51	57	47	39	195	Y	782	1,959	250%	33%	30%

Rajat Bahri	47	49	42	41	181	51	57	47	39	195	Y	241	603	250%	34%	30%

Mark A. Harrington Corp:	47	49	42	41	181	51	57	47	39	195	Y	120	302	250%	34%	30%

Bus Unit:	41	39	29	34	143	41	30	21	31	124	N	120	18	15%	18%	0%

Total:												240	320	133%	26%	15%

Christopher W. Gibson Corp:	47	49	42	41	181	51	57	47	39	195	Y	86	216	250%	28%	n/a

Bus Unit:	11	13	15	13	52	8	13	22	12	56	Y	86	164	190%	0%	260%

Total:												172	380	220%	11%	260%

Bryn A. Fosburgh Corp:	47	49	42	41	181	51	57	47	39	195	Y	105	263	250%	34%	30%

Bus Unit:	1	5	4	2	12	3	9	8	2	23	Y	105	233	222%	78%	123%

Total:												210	496	236%	56%	76%

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
June 16, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

Securities and Exchange Commission
June 16, 2011

Exhibit A

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The following presentation includes non-GAAP measures.  Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. The non-GAAP financial measures included in the following table are non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP non-operating income, net, non-GAAP income tax provision (benefit), non-GAAP net income, non-GAAP diluted net income per share and operating leverage, and non-GAAP segment operating income before corporate allocations. These non-GAAP measures can be used to evaluate our historical and prospective financial performance, as well as our performance relative to competitors.  We believe some of our investors track our "core operating performance" as a means of evaluating our performance in the ordinary, ongoing, and customary course of our operations.  Management also believes that looking at our core operating performance provides a supplemental way to provide consistency in period to period comparisons.  Accordingly, management excludes from non-GAAP those items relating to restructuring, amortization of purchased intangibles, stock based compensation, amortization of acquisition-related inventory step-up,  acquisition costs, and certain tax charges/benefits of which $27.5 million is associated with the IRS settlement and $7.6 million is associated with a valuation allowance release benefit. For detailed explanations of the adjustments made to comparable GAAP measures, see items (A) – (K) below.

Securities and Exchange Commission
June 16, 2011

		Fiscal Years Ended
(In thousands, except per share data)		December 31, 2010		January 1, 2010		January 2, 2009
		Dollar	% of	Dollar	% of	Dollar	% of
		Amount	Revenue	Amount	Revenue	Amount	Revenue
GROSS MARGIN:
GAAP gross margin:		$645,501	49.9%	$549,868	48.8%	$649,136	48.8%
Restructuring	( A )	443	0.0%	4,369	0.4%	1,919	0.1%
Amortization of purchased intangibles	( B )	24,900	1.9%	22,201	2.0%	22,515	1.7%
Stock-based compensation	( C )	1,816	0.1%	1,854	0.2%	1,920	0.2%
Amortization of acquisition-related inventory step-up	( D )	728	0.1%	470	0.0%	1,414	0.1%
Non-GAAP gross margin:		$673,388	52.0%	$578,762	51.4%	$676,904	50.9%

OPERATING EXPENSES:
GAAP operating expenses:		$517,899	40.0%	$464,048	41.2%	$463,676	34.9%
Restructuring	( A )	(1,592)	-0.1%	(6,385)	-0.6%	(2,722)	-0.2%
Amortization of purchased intangibles	( B )	(32,739)	-2.5%	(30,335)	-2.7%	(22,376)	-1.7%
Stock-based compensation	( C )	(21,309)	-1.7%	(16,805)	-1.5%	(14,246)	-1.1%
Acquisition costs	( E )	(6,537)	-0.5%	(3,822)	-0.3%	-	0.0%
Non-GAAP operating expenses:		$455,722	35.2%	$406,701	36.1%	$424,332	31.9%

OPERATING INCOME:
GAAP operating income:		$127,602	9.9%	$85,820	7.6%	$185,460	14.0%
Restructuring	( A )	2,035	0.2%	10,754	1.0%	4,641	0.3%
Amortization of purchased intangibles	( B )	57,639	4.4%	52,536	4.7%	44,891	3.4%
Stock-based compensation	( C )	23,125	1.8%	18,659	1.7%	16,166	1.2%
Amortization of acquisition-related inventory step-up	( D )	728	0.0%	470	0.0%	1,414	0.1%
Acquisition costs	( E )	6,537	0.5%	3,822	0.3%	-	0.0%
Non-GAAP operating income:		$217,666	16.8%	$172,061	15.3%	$252,572	19.0%

NON-OPERATING INCOME, NET:
GAAP non-operating income, net:		$13,485		$1,801		$5,983
Acquisition (gains) costs	( E )	(3,177)		-		-
Non-GAAP non-operating income, net:		$10,308		$1,801		$5,983

			GAAP and			GAAP and			GAAP and
			Non-GAAP			Non-GAAP			Non-GAAP
			Tax Rate %	( F )		Tax Rate %	( F )		Tax Rate %	( F )
INCOME TAX PROVISION (BENEFIT):
GAAP income tax provision (benefit):		$37,474	27%		$23,658	27%		$50,470	26%
IRS settlement	( G )	(27,540)			-			-
Valuation allowance release	( H )	7,628			-			-
Non-GAAP items tax effected	( I )	10,935			23,196			17,649
Non-GAAP income tax provision (benefit):		$28,497	13%		$46,854	27%		$68,119	26%

NET INCOME:
GAAP net income attributable to Trimble Navigation Ltd.		$103,660			$63,446			$141,472
Restructuring	( A )	2,035			10,754			4,641
Amortization of purchased intangibles	( B )	57,639			52,536			44,891
Stock-based compensation	( C )	23,125			18,659			16,166
Amortization of acquisition-related inventory step-up	( D )	728			470			1,414
Acquisition costs	( E )	3,360			3,822			-
Non-GAAP tax adjustments	( G ), ( H ), ( I )	8,977			(23,196)			(17,649)
Non-GAAP tax rate impact on noncontrolling interest	( J )	9			-			-
Non-GAAP net income attributable to Trimble Navigation Ltd.		$199,533			$126,491			$190,935

DILUTED NET INCOME PER SHARE:
GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$0.84			$0.52			$1.14
Restructuring	( A )	0.02			0.09			0.04
Amortization of purchased intangibles	( B )	0.46			0.43			0.36
Stock-based compensation	( C )	0.19			0.15			0.13
Amortization of acquisition-related inventory step-up	( D )	-			0.01			0.01
Acquisition costs	( E )	0.03			0.03			-
Non-GAAP tax adjustments	( G ), ( H ), ( I )	0.07			(0.19)			(0.14)
Non-GAAP tax rate impact on noncontrolling interest	( J )	-			-			-
Non-GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$1.61			$1.04			$1.54

OPERATING LEVERAGE:
Increase in non-GAAP operating income		$45,605			$(80,511)			$15,567
Increase in revenue		$167,678			$(202,975)			$106,964
Operating leverage (increase in non-GAAP operating income as a % of increase in revenue)		27.2%			N/A			14.6%

Securities and Exchange Commission
June 16, 2011

		Fiscal Years Ended
(In thousands)		December 31, 2010		January 1, 2010		January 2, 2009
			% of Segment		% of Segment		% of Segment
SEGMENT OPERATING INCOME:			Revenue		Revenue		Revenue
Engineering and Construction
GAAP operating income before corporate allocations:		$110,965	15.4%	$58,282	10.1%	$126,014	17.0%
Stock-based compensation	( K)	7,886	1.1%	6,312	1.1%	4,726	0.6%
Non-GAAP operating income before corporate allocations:		$118,851	16.5%	$64,594	11.2%	$130,740	17.6%

Field Solutions
GAAP operating income before corporate allocations:		$116,373	36.6%	$104,498	35.8%	$109,489	36.4%
Stock-based compensation	( K)	1,978	0.6%	1,086	0.4%	821	0.3%
Non-GAAP operating income before corporate allocations:		$118,351	37.2%	$105,584	36.2%	$110,310	36.7%

Mobile Solutions
GAAP operating income (loss) before corporate allocations:		$1,873	1.2%	$14,341	9.3%	$11,328	6.8%
Stock-based compensation	( K)	3,444	2.2%	4,216	2.7%	4,749	2.8%
Non-GAAP operating income before corporate allocations:		$5,317	3.4%	$18,557	12.0%	$16,077	9.6%

Advanced Devices
GAAP operating income before corporate allocations:		$18,325	17.9%	$17,227	17.0%	$24,445	20.4%
Stock-based compensation	( K)	1,934	1.9%	1,595	1.6%	1,378	1.2%
Non-GAAP operating income before corporate allocations:		$20,259	19.8%	$18,822	18.6%	$25,823	21.6%

A.
Restructuring. Included in our GAAP presentation of cost of sales and operating expenses, restructuring costs recorded are primarily for employee compensation resulting from reductions in employee headcount in connection with our company restructurings.  We exclude restructuring costs from our non-GAAP measures because we believe they do not reflect expected future operating expenses, they are not indicative of our core operating performance, and they are not meaningful in comparisons to our past operating performance.

B.
Amortization of purchased intangibles.  Included in our GAAP presentation of cost of sales and operating expenses, amortization of purchased intangibles recorded arises from prior acquisitions and are non-cash in nature.  Amortization charges for intangibles are inconsistent in size and timing.  We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance and to facilitate an evaluation of our current operating performance and comparison to Trimble’s past operating performance.

C.
Stock-based compensation. Included in our GAAP presentation of cost of sales and operating expenses, stock-based compensation consists of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.  For the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009 stock-based compensation was allocated as follows:

	Fiscal Years Ended

(in thousands)	December 31, 2010	January 1, 2010	January 2, 2009
Cost of sales	$1,816	$1,854	$1,920
Research and development	3,991	3,476	3,489
Sales and Marketing	5,611	4,446	3,993
General and administrative	11,707	8,883	6,764
	$23,125	$18,659	$16,166

Securities and Exchange Commission
June 16, 2011

D.
Amortization of acquisition-related inventory step-up.  The purchase accounting entries associated with our business acquisitions require us to record inventory at its fair value, which is sometimes greater than the previous book value of the inventory.  Included in our GAAP presentation of cost of sales, the increase in inventory value is amortized to cost of sales over the period that the related product is sold.  We exclude inventory step-up amortization from our non-GAAP measures because they are non-cash expenses that we do not believe are indicative of our ongoing operating results.  We further believe that excluding this item from our non-GAAP results is useful to investors in that it allows for period-over-period comparability.

E.
Acquisition costs.  Included in our GAAP presentation of operating expenses and non-operating income, net, acquisition costs consist of external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs.  Also included are unusual acquisition related items such as a gain on bargain purchase (resulting from the fair value of identifiable net assets acquired exceeding the consideration transferred), adjustments to the fair value of earnout liabilities and payments made or received to settle earnout and holdback disputes. Although we do numerous acquisitions, the costs that have been excluded from the non-GAAP measures are costs specific to particular acquisitions. These are one-time costs that vary significantly in amount and timing and are not indicative of our core operating performance.

F.
GAAP and non-GAAP tax rate %.   These percentages are defined as GAAP income tax provision as a percentage of GAAP income before taxes and non-GAAP income tax provision as a percentage of non-GAAP income before taxes.

G.
IRS settlement.   This amount represents a net charge of $27.5 million in the second quarter of 2010 resulting from the IRS audit settlement.  We excluded this because it is not indicative of our future operating results.  We believe that investors benefit from excluding this charge from our operating results to facilitate comparisons to past operating performance.

H.
Valuation allowance release.   This amount represents a benefit of $7.6 million in the fourth quarter of 2010 resulting from a valuation allowance release.  We excluded this from our non-GAAP results to enhance comparability of results across periods.

I.	Non-GAAP items tax effected. This amount adjusts the provision for income taxes to reflect the effect of the non-GAAP items (A) - (E) on non-GAAP net income.

J.	Non-GAAP tax rate impact on noncontrolling interests. This amount adjusts the provision for income taxes included in noncontrolling interest to reflect the non-GAAP tax rate.

K.	Stock-based compensation. The amounts consist of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. As referred to

Securities and Exchange Commission
June 16, 2011

above we exclude stock-based compensation here because investors may view it as not reflective of our core operating performance as it is a non-cash expense. However, management does include stock-based compensation for budgeting and incentive plans as well as for reviewing internal financial reporting. We discuss our operating results by segment with and without stock-based compensation expense, as we believe it is useful to investors.  Stock-based compensation not allocated to the reportable segments was approximately $7.9 million, $5.5 million, and $4.5 million for the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009, respectively.